Exhibit 99.1

#770 - 800 West Pender Street
Vancouver, BC V6C 2B5
P: 604-630-1399
F: 604-681-0894

MAG Silver Corp.	December 15, 2015
For Immediate Release	NR#15-07

MAG SILVER REPORTS NEW GOLD AND
ADDITIONAL ZINC MINERALIZATION AT SALAMANDRA

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) ("MAG" or the "Company")  announces assay results from its six hole, 4,271 metre Phase 3 drill program on the Salamandra Property in Durango, Mexico optioned from Canasil Resources Inc. (TSXV: CLZ) ("Canasil").  Phase 3 drilling concluded in late September and final gold check assays were received in December.  Combined with MAG's Phase 1 and 2 drilling (see press releases dated March 17, 2014 and July 21, 2014, respectively), MAG has now drilled 14,384 metres in 23 holes on the Salamandra property, complementing 12 holes previously drilled by Canasil.

MAG's Phase 3 exploration program consisted of six follow-up holes (SA15-30 - 35) designed to seek mineralization in more favorable host rocks (limestones) at depth beneath the strongest silver-copper-antimony mineralization with associated skarn alteration seen at surface and in earlier drilling. No limestones were encountered and, as in Phase 1 and 2 drilling, appreciable widths of strongly anomalous zinc mineralization were cut in three of the new holes (SA15-32, 34, and 35) (see Table 1 below).  The best dispersed zinc intercept was hole SA15-34 with 28 metres ("m") grading 1.43% zinc. The best narrow high-grade zinc zone was in Hole SA15-31 with 0.79 m grading 7.79% zinc.  Strongly anomalous copper with no appreciable silver was cut in three holes.

Unlike any previous drilling, strong gold and tungsten mineralization was cut in the final hole, which was drilled farther east than any previous drilling.  Hole SA15-35 (See Map in Figure 1 and Table 1),  cut two zones of coherent gold mineralization at 895–931 metres downhole depth: 9.33 m grading 1.01 g/t gold; including 0.88 m grading 3.6 g/t gold and 8.07 m grading 1.36 g/t gold; including 2.31m grading 2.96 g/t gold. These zones occur in scheelite-bearing skarn which extends from approximately 650 m to 931 m downhole depth.  The highest grade tungsten ("W") is 0.9 m of 0.38%. A broad zone of dispersed zinc mineralization (29.9 m grading 0.5%) lies just above the gold zone.  Check-assaying at SGS confirms these gold results.

"Salamandra continues to manifest signs of an extensive, complex system with a strong metals endowment" said George Paspalas, President and CEO.  "The broad pervasive multi-stage mineralization, now including consistent gold, in relatively unfavorable host rocks, supports interest in the system and warrants additional analysis to track it into the favorable limestones that regional work indicates should lie at depth."

To date, 18 of MAG's 23 total holes have cut appreciable widths of strongly anomalous zinc mineralization, local silver-copper mineralization and now the first appreciable gold and tungsten mineralization. The lack of overlap between the metals zones suggests a combination of large-scale zoning and multi-stage mineralization; both hallmark features of a large Carbonate Replacement Deposit/skarn system. The fact that the gold and tungsten-bearing skarns were encountered outside the area of concentrated drilling and that deep drilling has not been undertaken outside this small area suggests that potential remains open in the majority of the system. Based on regional reconnaissance, MAG believes potentially more favorable limestone host rocks do underlie the system but that the hornfelsed shales that host the mineralization encountered to date in the drilled area are structurally repeated and overthickened.  Another round of geophysical surveying and re-evaluation is in order to determine if limestone can be located.

Table 1: Assay Results – Phase 3 Drill Program
	From	To	Interval*	Au		Ag		Cu	Pb	Zn		W
Hole-ID	(metres)	(metres)	(metres)	(g/t	)	(g/t	)	(ppm)	(%)	(%)	(ppm)
SA15-30	653.25	656.49	3.24	0.00		1		385	0.00	1.39	1
and	686.48	688.57	2.09	0.00		1		184	0.00	1.55	1
SA15-31	409.40	410.19	0.79	0.00		39		763	0.14	7.79	4
and	550.15	550.69	0.54	0.00		1		74	0.00	4.30	1
and	559.99	560.91	0.92	0.00		0		43	0.00	2.03	2
SA15-32	17.11	31.98	14.87	0.00		2		161	0.01	0.99	7
and	122.00	128.02	6.02	0.18		1		320	0.01	0.41	6
and	146.49	147.24	0.75	0.39		11		283	0.04	1.77	17
and	380.20	380.73	0.53	0.00		2		178	0.02	1.25	2
SA15-33	30.90	34.08	3.18	0.22		3		138	0.31	1.22	2
and	399.62	400.21	0.59	0.00		1		3,360	0.00	0.00	8
and	420.77	421.51	0.74	0.00		0		2,510	0.00	0.01	14
SA15-34	29.23	40.55	11.32	0.01		4		173	0.06	1.16	10
and	96.75	100.58	3.83	0.01		1		230	0.01	1.58	3
and	141.97	145.00	3.03	0.01		1		187	0.01	2.25	46
and	153.84	157.38	3.54	0.01		1		166	0.01	1.70	10
and	184.28	187.90	3.62	0.00		2		201	0.01	1.69	12
and	217.15	218.25	1.10	0.79		1		277	0.00	0.03	1
and	304.60	327.36	22.76	0.01		1		147	0.03	1.01	5
and	415.22	431.58	16.36	0.00		1		268	0.00	1.47	7
and	454.15	482.24	28.09	0.00		0		219	0.00	1.43	13
and	500.25	515.30	15.05	0.00		1		281	0.00	1.61	7
including	505.65	509.00	3.35	0.00		1		525	0.00	3.35	6
SA15-35	459.62	465.50	5.88	0.01		1		205	0.00	2.61	26
including	459.62	460.08	0.46	0.03		2		673	0.00	9.81	42
and	489.82	503.86	14.04	0.00		1		154	0.00	2.19	32
including	497.08	498.08	1.00	0.00		2		395	0.01	9.87	17
and	515.11	536.46	21.35	0.00		0		143	0.00	1.06	41
and	724.11	734.30	10.19	0.00		0		406	0.00	0.05	482
including	730.74	731.65	0.91	0.01		1		587	0.00	0.06	3,790
and	786.38	816.28	29.90	0.00		0		146	0.00	0.50	6
and	871.25	871.61	0.36	0.76		2		2,190	0.00	0.01	3,220
and	895.38	904.71	9.33	1.01		2		761	0.01	0.02	13
including	903.83	904.71	0.88	3.59		4		389	0.00	0.01	2
and	926.34	934.41	8.07	1.37		5		1,386	0.00	0.02	4
including	928.70	931.01	2.31	2.96		9		1,575	0.00	0.03	1
* Interval lengths represent the core length intercepted in the reported interval. True thicknesses cannot be determined with the data available at this time.

About Salamandra

Salamandra appears to be a typical Mexican Carbonate Replacement/Skarn Deposit ("CRD") and is very similar to MAG's Cinco de Mayo Project; the same exploration model that drove successful exploration there is being applied to Salamandra.  Salamandra lies 80 kilometres northwest of Mexico's largest known silver-lead-zinc CRD-skarn deposit, the Sabinas-San Martin District.  Both Salamandra and Sabinas-San Martin are favorably positioned at the intersection of the Mexican CRD Belt (that also hosts MAG's Cinco de Mayo CRD project) and the Fresnillo Trend (that hosts MAG's Juanicipio Project).  Previous drilling at Salamandra by Canasil (Holes 1-12) was undertaken in a limited area characterized by medium to high-grade zinc mineralization.  MAG's exploration program was designed to probe and develop a better understanding of the scope and size of the system and development of exploration vectors, so drilling focused on targets 200 to 2000 metres from previous drilling.  Targets included mineralized intrusive breccias, dike swarms and mineralized structures revealed by MAG's detailed geologic mapping, geochemical sampling, and reinterpretation of Canasil geophysics.

MAG Silver-Canasil Option Agreement

In May 2013, the Company entered into an option agreement with Canasil whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property (See Press Release May 28, 2013).  With the Phase III drill program completed, MAG has now fulfilled the exploration commitments (C$5.5 million) required under the Company's initial 55% earn-in option on the property. A final option payment of C$250,000 is due on or before May 23, 2016 prior to exercising the 55% earn-in option.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 25 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a paid consultant, Shareholder and former Director of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo plc (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.  MAG is based in Vancouver, British Columbia, Canada.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"
President and Chief Executive Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894
Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

Figure 1: Simplified Geological Map of the Salamandra Property

Legend
MAG 2015 DDH
MAG Silver 2013/14
DDH Canasil
Historic DDH
Roads
N
S
E
W
Recent Basalt Cinder Cone
Alluvium
Victoria Structure and associated Skarn
Limey Shales
Calcareous Sandstone
Andesite Flows
Flow Banded Rhyolite Breccia
Intrusive Rhyolite Breccia
Intrusive Rhyolite Breccia (Later Phase)
Skeletal Quartz Porphyry (SQP)
Skeletal Quartz Porphyry (SQP)
Rhyolite Porphyry (Rootless?)
Alluvium
Andesite Flows
Limey Shales
Limey Shales
Recent Basalt Flows
Alluvium
Breccia Pipe
Recent Basalt Cinder Cone
Dacite Porphyry Dykes (DP)
400 m
14
27
23
21
26
28
16
20
15
22
33
19
24
13
35
34
30
31
32
29
25
18
17